Exhibit 99.1

ICON Receives Warning Letter Relating to Two Studies

DUBLIN--(BUSINESS WIRE)--December 4, 2009--ICON plc, (NASDAQ:ICLR) (ISIN:IE0005711209), today announced it has received a warning letter from the U.S. Food and Drug Administration (FDA) regarding clinical study management services provided by the company to one of its clients in relation to two studies conducted between 2004 and 2006. These studies related to the development of an antibiotic for the treatment of complicated skin and skin-structure infections. The FDA letter arises from its inspections of the company’s client and selected clinical sites and follows a similar letter issued to that client.

ICON is committed to working cooperatively and expeditiously with the FDA to address the matters raised in the letter.

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has about 7,000 employees, operating from 68 locations in 38 countries.

Further information is available at www.iconplc.com

ICON/ICLR-F

CONTACT:
ICON plc
Niamh Murphy, Corporate Communications
Tel: + 353 –1-291-2180